UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 1

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB MERGER CORP.

and

TOKYO ELECTRON LIMITED

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp

General Counsel

Tokyo Electron Limited

Akasaka Biz Tower

3-1 Akasaka 5-chome,

Minato-ku,

Tokyo 107-6325

(512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76021

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,707,596.75	$28,960.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $6.20, the per share tender offer price, by 42,571,768 shares of common stock of FSI International, Inc., which includes (i) 39,329,304 shares of common stock issued and outstanding (including 25,000 shares of restricted stock) and (ii) 3,242,464 shares of common stock subject to outstanding stock options with an exercise price less than $6.20, and (b) subtracting the aggregate option exercise price of such options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,960.29	Filing Party: Tokyo Electron Limited and RB Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

302633102

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by RB Merger Corp., a Minnesota corporation (“Purchaser”), an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a price of $6.20 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this

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Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals,” which information, as amended below, is incorporated herein by reference. Section 15—“Certain Legal Matters; Regulatory Approvals— Litigation Related to the Offer and Merger” is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such section.

“On August 28, 2012, shareholder Adrian Calleros filed an individual and class action complaint (the “Calleros Complaint”) in United States District Court, District of Minnesota. The Calleros Complaint alleges individual claims for violations of Sections 14(d)(4) and 14(e) of the Exchange Act against FSI and the Individual Defendants and for violations of Section 20(a) of the Exchange Act against the Individual Defendants. The Calleros Complaint also alleges claims on behalf of Mr. Calleros and a putative class of public FSI shareholders for breach of fiduciary duties against the Individual Defendants and for aiding and abetting against Tokyo Electron and Purchaser. The Calleros Complaint seeks, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from consummating the proposed transaction and (b) rescinding, to the extent already implemented, the Merger or any of the terms thereof. The Calleros Complaint further seeks fees and costs, including attorneys’ and experts’ fees. The Calleros Complaint is captioned Calleros v. FSI International, Inc., et al, Case Number 12-cv-02120-RHK-AJB. The foregoing description is qualified in its entirety by reference to the Calleros Complaint which is filed as an exhibit to the Schedule TO and incorporated herein by reference.”

Item 12.	Exhibits.

(a)(5)(D)	Text of Individual and Class Action Complaint, dated August 28, 2012 (Adrian Calleros v. FSI International, Inc., et al.)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO ELECTRON LIMITED

By:	/s/ Kenji Washino
Name: Kenji Washino
Title: Executive Vice President, Corporate Business Strategy

RB Merger Corp.

By:	/s/ Kenji Washino
Name: Kenji Washino
Title: Chief Executive Officer and Chief Financial Officer

Dated: August 30, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2012*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)*

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012*

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012*

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(a)(5)(D)	Text of Individual and Class Action Complaint, dated August 28, 2012 (Adrian Calleros v. FSI International, Inc., et al.)

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(2)	Confidentiality Letter Agreement dated February 21, 2012, between FSI and Tokyo Electron*

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(g)	Not applicable

(h)	Not applicable

* Previously Filed.

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